Filed pursuant to Rule 433
Registration No. 333-141071
November 19, 2007

Wachovia Corporation

$850,000,000 Three-Month LIBOR Floating Rate Notes due November 24, 2009

Issuer:	Wachovia Corporation

Security:	Senior Global Medium-Term Notes, Series G

Principal Amount:	$850,000,000

Trade Date:	November 19, 2007

Settlement Date:	November 27, 2007

Maturity Date:	November 24, 2009

Interest Rate & Spread:	3 Month USD-LIBOR-BBA plus 0.45%

Coupon Reset Dates:	Quarterly on the 24th of February, May, August and November

First Coupon Reset Date:	February 24, 2008

Payment Dates:	Quarterly on the 24th of February, May, August and November

First Payment Date:	February 24, 2008

Business Day Convention:	Modified Following Business Day (London & New York Business Days)

Index Definition:	USD-LIBOR-BBA means that the rate for a Coupon Reset Date will be the rate for deposits in U.S. Dollars for a period of the Index Maturity which appears on the Reuters LIBOR01 as of 11:00 a.m., GMT, on the day that is two London Banking days preceding that Coupon Reset Date.

Day Count Basis:	Actual/360

Price to Public:	99.905%

Gross Spread:	0.15%

Gross Spread ($):	$1,275,000

Net Proceeds to Issuer:	$847,917,500

CUSIP / ISIN:	92976WBG0

Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$824,500,000

Co-Managers:	Jackson Securities, LLC	$12,750,000

	The Williams Capital Group, L.P.	$12,750,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-289-1262 or you may e-mail a request to syndicate.ops@wachovia.com.